FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

August 23, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant” or the “Trust”)

Federated Emerging Markets Equity Fund

Federated International Equity Fund

Federated International Growth Fund

(each, the “Fund” or collectively, the “Funds”)

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Orlic:

The Registrant is filing this correspondence to respond to additional comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on August 22,2019 in response to the Registrant’s Correspondence dated August 15, 2019, with respect to its Post-Effective Amendment No. 16 under the Securities Act of 1933 and Amendment No. 17 under the Investment Company Act of 1940 to its Registration Statement filed on June 7, 2019.

COMMENT 1: Securities Lending

With respect to the Registrant’s responses to Comment #11 and Comment#12, please add “U.S.” in front of the reference to “government securities” in the revised disclosure.

RESPONSE:

The Funds’ securities lending disclosure will be revised accordingly, in response to the Staff’s comment (additions bold and underlined):

“Securities Lending

The Fund may lend portfolio securities to borrowers that the Adviser deems creditworthy. In return, the Fund receives cash, U. S. government securities or irrevocable bank standby letters of credit not issued by a fund’s bank lending agent from the borrower as collateral. The borrower must furnish additional collateral if the market value of the loaned securities increases. Also, the borrower must pay the Fund the equivalent of any dividends or interest received on the loaned securities.

The Fund will reinvest cash collateral in securities that qualify as an acceptable investment for the Fund. However, the Fund must pay interest to the borrower for the use of cash collateral. An acceptable investment into which the Fund may reinvest cash collateral includes, among other highly liquid securities, securities of affiliated money market funds (including affiliated institutional prime money market funds with a “floating” net asset value that can impose redemption fees and liquidity gates, impose certain operational impediments to investing cash collateral, and, if net asset value decreases, result in the Fund having to cover the decrease in the value of the cash collateral).

Loans are subject to termination at the option of the Fund or the borrower. The Fund will not have the right to vote on securities while they are on loan. However, the Fund will attempt to terminate a loan in an effort to reacquire the securities in time to vote on matters that are deemed to be material by the Adviser. There can be no assurance that the Fund will have sufficient notice of such matters to be able to terminate the loan in time to vote thereon. The Fund may pay administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash collateral to a securities lending agent or broker. Securities lending activities are subject to interest rate risks and credit risks.”

FEDERATED INTERNATIONAL EQUITY FUND-FUND SPECIFIC COMMENTS

COMMENT 2. Prospectus: Summary – Average Annual Total Return Table

With respect to the Registrant’s response to Comment #4 for Federated International Equity Fund (FIEQF), please add the following as an introductory paragraph to the Fund’s Average Annual Total Return Table or explain why such disclosure is not necessary for this Fund:

“The performance of the IS class has not been adjusted to reflect the expenses applicable to the A, C or R6 class. The A, C, R6 and IS classes are invested in the same portfolio of securities and the annual returns will differ only to the extent that the classes do not have the same expenses. It is anticipated that the expense ratios of the A and C classes will be higher than the expense ratio of the IS class; accordingly, the actual performance of the A and C classes is anticipated to be lower than the performance of the IS class.”

RESPONSE:

The Registrant notes supplementally that, unlike the other Funds, the Class A, Class C and Class R6 Shares of FIEQF will commence operations immediately following the Reorganization. Accordingly, the performance information included in the Average Annual Total Return Table for those shares classes will be their actual performance (or the historical performance of the corresponding share class of the predecessor fund) and there is thus no need to indicate whether or not the Fund’s IS class performance has been adjusted to reflect the expenses of the other share classes.

COMMENT 3. Prospectus: Summary and Statutory Strategy Sections

With respect to the Registrant’s response to Comment #1 for FIEQF, the Staff notes that FIEQF is relying on the Memorandum from Investment Company Institute to SEC Rules Members No. 47-12 et al. (June 4, 2012), available at http://ici.org/my_ici/memorandum/ci.memo26215, which deemed that statements to the effect that a fund will invest “primarily” in non-U.S. securities are acceptable. Please revise the statement indicating that the Fund typically invests in three or more countries to clarify that the United States is not included in such countries.

RESPONSE:

In response to the Staff’s comment, the Registrant will revise the relevant disclosure as follows (revisions are marked):

“The Fund primarily invests in a portfolio of equity securities that are tied economically to a number of countries throughout the world~~,~~ and typically invests in three or more countries outside of the United States (U.S.).”

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures